Certain portions of this letter have been omitted pursuant to a request for confidentiality. Such omitted portions, which are marked with brackets [...] and an asterisk*, have been separately filed with the Commission.

[ACORDA THERAPEUTICS LETTERHEAD]

Ms. Mary K. Fraser, Esq.

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Fax (202) 772-9213

October 26, 2005

Dear Ms. Fraser,

In connection with our filing on October 5, 2005 of a Form S-1, we have assessed whether historical financial statements are required pursuant to Regulation S-X 210.3-05, Financial Statements of Businesses Acquired or to be Acquired (“Rule 3-05”) regarding our acquisition of certain product assets.  The following provides background on our Company, our evaluation of whether those product assets are an acquired business pursuant to Rule 11-01(d) of Regulation S-X, and our conclusions as to why they are not and, accordingly, historical financial statements are not required.

Background

Company Overview

Acorda Therapeutics, Inc. (the “Company”) is a commercial-stage biopharmaceutical company dedicated to the identification, development and commercialization of novel therapies that improve neurological function in people with multiple sclerosis (“MS”), spinal cord injury (“SCI”), and other disorders of the central nervous system, or CNS. Our lead marketed drug, Zanaflex Capsules™, is FDA-approved for the management of spasticity. Our lead product candidate, Fampridine-SR, is in a Phase 3 clinical trial for the improvement of walking ability in people with MS. Our preclinical programs also target MS and SCI, as well as other CNS disorders, including stroke and traumatic brain injury.

Our marketed products, Zanaflex Capsules and Zanaflex tablets, which we acquired in 2004, are FDA-approved for the management of spasticity, a symptom of other conditions such as MS and SCI that can cause stiffness and rigidity, restrict movement and result in painful muscle spasms. These products contain tizanidine hydrochloride, or tizanidine, one of the two leading treatments currently used for the management of spasticity.

Key Terms of the Zanaflex Acquisition Agreement

The Company acquired the U.S. sales, marketing and distribution rights to Zanaflex Capsules and Zanaflex tablets in July 2004 from Elan Pharmaceuticals, Inc (“Seller”). These products are approved for the management of spasticity. Zanaflex tablets were approved by the FDA in 1996 and lost compound patent protection in 2002. There are currently 11 generic versions of Zanaflex tablets on the market. Zanaflex Capsules were approved by the FDA in 2002, but were never

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marketed by the Seller. Zanaflex Capsules are protected by a patent that expires in 2021. The Company began marketing Zanaflex Capsules in April 2005.

We acquired our Zanaflex assets pursuant to an Asset Purchase Agreement entered into with the Seller. The assets acquired included the FDA registration and FDA dossier for each product (the Capsules were approved under a separate NDA (New Drug Application) from the tablets), a patent protecting the Capsules and two related patent applications and existing Zanaflex tablet inventory. We also entered into a trademark license that allows us to buy the Zanaflex trademark for a nominal sum once specific milestone and royalty payments have been made. In addition, we assumed the rights and obligations under a license and supply agreement for Zanaflex tablets with a third party contract manufacturer that expires in 2007.  Additionally, we entered into a five-year supply arrangement with the Seller to manufacture Zanaflex Capsules for us.

We made an upfront payment of $2 million at the time of closing and agreed to pay milestones potentially totaling [***]  We also agreed to pay total royalties [***] based on total net sales of Zanaflex tablets and Zanaflex Capsules. The Company has calculated the significance of the acquisition (as if it were a business) under the tests in Rule 1-02(w) and determined that the greatest level of significance would approximate 47% under the investment test.  It should be noted that this calculation includes the contingent consideration described above, substantially all of which we would expect to be allocated to Zanaflex Capsules.

Accounting Treatment

We have accounted for this acquisition as an asset acquisition for accounting purposes.  We have considered the guidance in EITF 98-3, Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business, and concluded that the assets, functions and operations that we did not acquire (e.g. warehousing and distribution, accounting, sales and marketing, manufacturing, strategic management, employees and human resources) cannot generally be replaced with relative ease and without significant cost.  Accordingly, management concluded that it would not have been able to conduct normal operations and sustain a revenue stream based solely upon the acquired assets.

In connection with our filing of a Form S-1, we have considered the application of Rule 3-05 to the acquisition of Zanaflex Capsules and Zanaflex tablets and, more specifically, whether this acquisition meets the definition of a business pursuant to Regulation S-X 210.11-01(d) (“Rule 11(d)”).

Acorda’s Zanaflex Operations

We launched Zanaflex Capsules in April 2005 and are working to convert all of the existing tablet business to Zanaflex Capsules. We also have invested in a sales force and a marketing campaign aimed only at the Zanaflex Capsules business. We hired a 14-person sales force, deployed a 162-person contract sales force, and have invested in marketing plans, a sample program, a patient assistance program, continuing medical education, promotional materials and a telemarketing campaign, all aimed solely at building the Zanaflex Capsules business. Although we cannot accurately predict exactly how long it will take to convert our customer base to Zanaflex Capsules, it is our intention to complete this process as soon as possible [***]

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A key motivation for the Zanaflex acquisition was that it could enable us to establish commercial capabilities and to extend our networks among physicians treating nervous system conditions in advance of the approval and launch of Fampridine-SR, our lead product candidate.  The potential market opportunity, should Fampridine-SR be approved by the FDA, is estimated to be much greater than that for Zanaflex.

Zanaflex Tablets

Until mid-2002 the Seller’s historical Zanaflex business consisted of the active marketing and sale of Zanaflex tablets, which the Seller had developed into a [***] million product. The Seller had used the typical array of resources used to market pharmaceutical products, including a sales force, advertising and promotional materials, and educational seminars. Anticipating the product’s 2002 patent expiration, the Seller developed and received FDA approval for a new product, Zanaflex® Capsules, to which the Seller hoped to shift its tablet business and thus preserve its Zanaflex franchise. However, the Seller never launched the capsule product. The Seller ceased actively marketing Zanaflex tablets in 2002, two years prior to Acorda’s acquisition of Zanaflex. As a result of the tablets losing compound patent protection and the launch of generic competition, Zanaflex tablets had shrunk to annual sales of approximately [***] million by 2003.

At the time that we acquired the drug in July 2004, Zanaflex tablet revenues consisted primarily of filling repeat orders placed through wholesalers. Tablet sales averaged approximately [***] million dollars per month in 2004. [***]

Zanaflex Capsules

Although never launched by the Seller, Zanaflex Capsules is a new patent-protected drug with product attributes that differentiate it from the tablets.  The key attribute is its different pharmacokinetic profile. Studies have demonstrated that Zanaflex Capsules, when taken with food, reduce and prolong peak levels of tizanadine in the patient’s blood.  Zanaflex tablets, in contrast, actually increase peak levels when taken with food.  The FDA recognizes the importance of these differences in pharmacokinetic profile, and has determined that Zanaflex Capsules are not therapeutically equivalent to Zanaflex tablets and therefore, under state pharmacy laws, pharmacists may not properly substitute the tablets when filing a prescription for Zanaflex Capsules.  Thus, the products are not AB-rated in FDA’s Orange Book.

The drug labeling also states that pharmacokinetic differences between Zanaflex Capsules and tablets may result in clinically significant differences when switching between the two drugs. A portion of our new physician, patient and pharmacist education programs is devoted to educating physicians about switching patients from one formulation to the other and the precautions required.

Other important differences between Zanaflex Capsules and Zanaflex tablets include:

•                  Zanaflex Capsules can be opened and sprinkled on food, which can be easier to take for patients who have difficulty taking tablets or swallowing whole capsules. It also allows for dosing through an NG tube.

•                  Zanaflex Capsules provide new dosing flexibility. They are available in 2mg, 4mg and new 6mg strengths. The 6mg is only available in the Capsule, which gives patients and prescribers an additional choice in dosing and an opportunity to reduce the number of pills a person must take daily (the drug is labeled for up to 36mg per day.)

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Rule S-X 3-05 Assessment

The first step in applying Rule 3-05 is to determine whether the registrant has acquired a business or assets. Acquisitions of assets that do not constitute a business are not subject to Rule 3-05. A key consideration in whether a business has been acquired is whether there is continuity of the acquired operations prior to and after the transaction so that disclosure of prior financial information is material to an understanding of future operations. As indicated above, there is little continuity from the Seller’s tablet sales to Acorda’s marketing, promotion and selling of Zanaflex Capsules.

The following discusses the criteria set forth in Rule 11-01(d) for evaluating whether an asset acquisition constitutes a business:

•                  Whether the nature of the revenue-producing activity remains generally the same.

As noted above, we launched Zanaflex Capsules in April 2005, and are working to convert all of the existing tablet business to Zanaflex Capsules. Although we can not accurately predict exactly how long it will take to convert our customer base to Zanaflex Capsules, it is our intention to complete this process as soon as possible and ultimately eliminate our tablet business completely.  From the date of acquisition through current, we have not actively promoted Zanaflex tablets nor do we anticipate promoting them in future periods.  Substantially all of our marketing and promotion efforts are focused on Zanaflex Capsules, which compete directly with Zanaflex tablets for market share. We anticipate that we will have phased out most of the Zanaflex tablet product line by December 2006.

We believe the launch of Zanaflex Capsules in April 2005 has had a negative effect on Zanaflex tablets market share. Through April 2005, we were selling approximately $1.0 million of Zanaflex tablets per month and subsequent to April 2005 have observed a declining trend in Zanaflex tablet distribution to approximately [***] in September 2005.  Conversely, we have sold over [***] million in Zanaflex Capsules over the six month period April — September 2005.

•                  Whether certain specified attributes remain with the acquired assets after the transaction.

Here, six of the eight factors identified in Rule 11-01(d) — physical facilities, employee base, market distribution system, sales force, customer base, and production techniques — have materially changed or substantially expanded from the tablet business run by the Seller to the Capsule business run by Acorda. Essentially, only the Zanaflex trademark remains the same, and we have applied to register a new “Zanaflex Capsules” trademark. In fact, Zanaflex Capsules compete with Zanaflex tablets; a patient will take either one or the other, but not both.

1.               Physical facilities — The manufacture, supply and distribution chain for the Capsules is different from that for the tablets.  As no commercial stock of Capsules had been manufactured by the Seller prior to the acquisition, the entire Capsules chain is new and has been established since the acquisition.  The Capsules are manufactured by the Seller, shipped to the Seller’s facility in Georgia for packaging, and then shipped to our distribution center in Tennessee for warehousing and distribution.  The tablets continue to be manufactured through a third party contracted supply chain, although

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                        the contractual obligations and oversight have now shifted from the Seller to Acorda.  We have also changed the warehousing and distribution facility for the tablet business from the Seller to our distributor.

We did not acquire any physical facilities from the Seller in connection with the transaction.  All other physical facilities now in use by Acorda for both products, including those for marketing and commercial operations, headquarters and support functions, have changed from the Seller’s to our (or our vendors’) facilities.

2.               Employee base — There was no transfer of employees from the Seller to Acorda as part of the acquisition. Acorda’s Zanaflex operation is managed entirely by Acorda employees, almost all of whom were hired since the acquisition (and none from the Seller), thus providing a completely new base of employees.

3.               Market distribution system — Most U.S. pharmaceutical drug sales are sold through the same limited group of wholesalers throughout the United States. The Seller sold Zanaflex tablets through wholesalers, but not Capsules.

Acorda markets the Capsules through [***] large national wholesalers and approximately [***] wholesalers, under its own contractual relationships; the Seller has indicated to us that it did not have contractual relationships with these wholesalers. Tablets are also sold to these wholesalers.  Shortly after the product acquisition, we completely changed the distribution chain for the products, moving the warehousing and logistics process from the Seller to our own distributor.

4.               Sales force — Prior to our acquisition of Zanaflex, the Seller was not actively marketing Zanaflex tablets and had not been for approximately two years.  Seller had no sales force in place actively selling Zanaflex. We launched Zanaflex Capsules in April 2005 with our own sales force.  We hired a completely new sales force of 14 Acorda employees in preparation for the launch of the Capsule product and have contracted the services of an additional 162 new salespeople all of whom are and will be dedicated to the activity of selling of Zanaflex Capsules. In addition, we contracted with a telemarketing company to provide a small, dedicated telesales force. All three branches of our sales force effort received training immediately after their establishment which focused on the Capsule product, and all three branches focus on promoting the Capsule product. We have not and do not intend to market Zanaflex tablets.

5.               Customer base — For pharmaceutical products, the key “customers” are the physician prescribers.  Acorda did not receive any physician customer lists from the Seller, and we have had to identify for ourselves who our target customers should be using prescriber data acquired from a third-party data source.

6.               Operating Rights — We distribute Zanaflex Capsules and Zanaflex tablets in the US market. The Seller distributed only tablets in the US market.

7.               Production techniques — None were acquired.  The Zanaflex Capsules production process is completely different from the process used in producing tablets. The Capsules are produced at the Seller’s production facility using its proprietary and patented SODAS technology, a multiparticulate drug delivery system. This

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                        technology which is characterized by its inherent flexibility, enables the production of customized dosage forms that respond directly to individual drug candidate needs. In contrast, the tablets are manufactured by dry blending the active (tizanidine HCl) with various excipients (non-actives) with a specific ratio (recipe).  This dry blend is then pressed into a tablet form.

8.               Trade Names — The Zanaflex trade name is used consistent with the Seller’s use for the tablets. For the Capsules, we use both Zanaflex® Capsules and Zanaflex Capsules™, which is a new trademark for which registration is pending.

In our S-1 filing we have prominently discussed Fampridine-SR (our lead product candidate). As the Company’s current primary source of revenue, we discuss both Zanaflex Capsules and Zanaflex tablets.  However, Zanaflex Capsules is much more prominently displayed than the tablets as an important component of our business strategy1.  We discuss the key attributes of Zanaflex Capsules and the significant resources that we are devoting to maximize its potential growth opportunities.

1 See pages 57 to 59 of our Form S-1.

We believe the historic tablet revenue and expense numbers prior to Acorda’s Zanaflex acquisition are not relevant to future Zanaflex Capsules sales, as the product is different from the tablet (as recognized by the FDA) and had not been launched by the Seller. Historic tablet financial information would provide limited and possibly misleading information if applied to predicting future tablet sales, as (1) they trace the now substantially completed downhill erosion from generic competition, but do not reflect the impact of Zanaflex Capsules sales, and (2) have only one relevant expense number, cost of goods, for which current costs will be disclosed.

[***] Given that both the Seller’s and our return policies require that product be returned no later than 12 months after product expiry, all of that excess product will have to have been returned by June 2006. Thus, the historic returns information that would be disclosed through historic financials would provide an inaccurate and confusing basis from which to extrapolate future operations.2   Based on the above evaluation, we believe that there is not sufficient continuity of Zanaflex operations prior to and after the acquisition to make disclosure of prior financial information material to an understanding of future operations.

2 See footnote 2 to the consolidated financial statements regarding revenue recognition and our ability to estimate returns.

Conclusion

In summary, we believe that the acquisition of the above-described Zanaflex Capsules and Zanaflex tablet assets do not meet the criteria detailed in Rule 11-01(d) for consideration as a business.  The purpose of Rule 3-05, as explained in Rule 11-01(d), is to require “disclosure of prior financial information when it is material to an understanding of future operations.”  As a result of our launch and dedication of all of our sales and marketing resources to Zanaflex Capsules, we believe that historical Zanaflex tablet financial information would not be meaningful or relevant, and actually would likely be confusing and misleading, to potential investors trying to understand future Zanaflex operations.  An emphasis on historical financial

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information would also ignore the fact that a significant reason for our completing the Zanaflex acquisition was to help us develop commercial capabilities and a marketplace presence in advance of the potential approval and launch of our lead product candidate, Fampridine-SR.

Therefore, we have not included Rule 3-05 financial statements in our Form S-1 filing.  We have reviewed this matter with our Audit Committee and they agree with the statements and positions described above.

We respectfully ask the SEC’s concurrence with our conclusion that historical financial statements are not required to be filed with our Form S-1, as the acquisition of our Zanaflex assets did not constitute the acquisition of a business.

Please do not hesitate to contact me at (914) 347-4300 x119 with any questions the Staff may have regarding this matter.

Sincerely,

/s/: David Lawrence

David Lawrence

Chief Financial Officer

Cc:	Ms. Amy Bruckner, SEC
Buck Phillips, Audit Committee Chairperson
Mark Thomas, Partner KPMG

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